Report of Independent Auditors
Board of Directors and Stockholder
Great Lakes Fund, Inc.

We have audited the accompanying statement of assets and liabilities, including the portfolio of investments, of Great Lakes Fund, Inc. as of December 31, 1998, the related statement of operations for the year then ended; and the statement of changes in net assets and financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the year ended December 31, 1996 and for the period from May 1, 1995 (commencement of operations) to December 31, 1995 were audited by other auditors whose report dated February 14, 1997, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of investments owned as of December 31, 1998, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 1998 financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Great Lakes Fund, Inc. at December 31, 1998, the results of its operations for the year then ended, and the changes in its net assets, and financial highlights for each of the two years in the period then ended, in conformity with generally accepted accounting principles.


February 12, 1999
                               Great Lakes Fund, Inc.

                       Statement of Assets and Liabilities

                                  December 31, 1998

Assets
  Investments, at fair value (cost $769,551,828)               1,809,148,153
  Dividends receivable                                             1,890,202
  Interest receivable                                                 15,303
  Receivable for securities sold                                     293,611
Total assets                                                   1,811,347,269

Liabilities
  Accrued expenses                                                   310,899
  Notes payable (Note 5)                                             262,500
  Accrued interest expense                                             6,956
Total liabilities                                                    580,355
Net assets                                                     1,810,766,914

Net assets are represented by:
  Common stock at par value, $.01 per share, 199,995,250 shares
     authorized, 37,508,445.64 shares issued and outstanding         375,084
  Additional paid-in capital                                     773,572,766
  Accumulated net realized loss                                   (2,777,261)
  Net unrealized appreciation of investments                   1,039,596,325
  Net assets                                                   1,810,766,914

Net asset value per common shares outstanding                          48.28

See accompanying notes.
                               Great Lakes Fund, Inc.

                              Statement of Operations

                       For the year ended December 31, 1998


Investment income:
      Dividend income                                             23,343,405
      Interest income                                                267,491
Total investment income                                           23,610,896

Expenses:
   Administration fee (Note 2)                                       948,689
   Investment management fee (Note 2)                                158,287
   Broker dealer fee on AMPS                                       1,159,968
   Rating agencies fees                                               52,479
   Auction agent fee                                                  27,000
   Independent accountants                                            32,221
   Interest expense                                                   24,885
   Insurance                                                          15,756
   Directors fees and expenses                                         7,454
   Amortization of organization costs                                 16,372
   Other expenses                                                      1,387
Total expenses                                                     2,444,498
Net investment income                                             21,166,398

Net realized and unrealized gains on
  investments:
   Net realized gain on investments                                3,576,182
   Change in net unrealized appreciation of investments          395,583,988


Net increase in net assets resulting from
      operations                                            $    420,326,568




See accompanying notes.
                               Great Lakes Fund, Inc.

                         Statement of Changes in Net Assets

                   For the years ended December 31, 1998 and 1997

                                                      1998             1997
From operations:
   Net investment income                    $    21,166,398       19,400,273
   Net realized gain (loss) on investments        3,576,182       (2,777,261)
   Net change in unrealized appreciation
        of investments                          395,583,988      340,597,383
Increase in net assets resulting from
   operations                                   420,326,568      357,220,395

Dividends from net investment income:
   Auction market preferred stock               (19,211,608)     (19,192,811)
   Common stock                                  (1,954,790)        (207,462)
                                                (21,166,398)     (19,400,273)

Distributions from net realized gains:
   Common stock                                  (3,576,182)              -

Decrease in net assets resulting from
    distributions to stockholders               (24,742,580)     (19,400,273)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock            -        75,000,000
   Redemption of auction market preferred
      stock                                    (475,000,000)              -
   Capital contribution from common
        stockholder                             484,530,972        8,000,000
   Distribution of capital to common
        stockholder                                      -       (61,732,414)
                                                  9,530,972       21,267,586
Total increase in net assets                    405,114,960      359,087,708

Net assets:
   Beginning of year                          1,405,651,954    1,046,564,246

   End of year                                1,810,766,914    1,405,651,954

See accompanying notes.


                               Great Lakes Fund, Inc.

                          Notes to Financial Statements

                                 December 31, 1998


1. Organization and Significant Accounting Policies

On January 7, 1999 the Board of Directors approved a Plan of Liquidation and Dissolution for the Funds. Management is in the process of liquidating and winding-up the Fund.

The Great Lakes Fund, Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended. The Fund commenced investment operations on May 1, 1995.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq National Market) are valued at the last reported sales price on the primary exchange on which the securities are traded. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to stockholders. Therefore, no provision for Federal income tax is required.
1. Organization and Significant Accounting Policies (continued)

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common stockholder are declared and paid at least annually. Net realized capital gains, if any, are generally distributed annually.

The character of income and gains distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized capital gains, if any, are considered a return of capital.

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

Organization Costs

Organization costs have been deferred and are being amortized by the Fund on a straight-line basis over five years.

2. Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

For the years ended December 31, 1998 and 1997, dividend and capital gain distributions to the common stockholder amounted to $5,530,972 and $207,462, respectively.

2. Related Party Transactions (continued)

During the years ended December 31, 1998 and 1997, return of capital distributions to the common stockholder amounted to approximately $0 and $61,732,414, respectively. During 1998 and 1997, the common stockholder made capital contributions to the Fund in the amount of $484,530,972 and $8,000,000, respectively.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on a percentage of net assets outstanding at the end of the fiscal year. The annual fee as a percentage of net assets at December 31, 1998 and December 31, 1997 was 0.06% and 0.15%, respectively. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated, accrued and paid on a monthly basis.

3. Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the year ended December 31, 1998 were $22,984,837 and $16,396,809, respectively.

As of December 31, 1998, the net unrealized appreciation of $1,039,596,325 is comprised of aggregate gross unrealized appreciation and depreciation of investments of $1,051,974,431 and $12,378,106, respectively.

4. Auction Market Preferred Stock ("AMPS")

During 1998, the Fund redeemed 1,000 shares of Series A, 1,000 shares of Series B, 1,000 shares of Series C, 500 shares of Series D, 500 shares of Series E, and 750 shares of Series F AMPS.

Each series of AMPS was redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends were cumulative from the date of original issue and were paid every 49 days at a rate set through Dutch Auction. The Fund was subject to certain asset coverage tests, and the AMPS were subject to mandatory redemption if the tests were not met.


4. Auction Market Preferred Stock ("AMPS") (continued)

In addition, the AMPS were subject to mandatory redemption if the Fund ceased to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceased to be the broker dealer. The liquidation value under mandatory redemption of the AMPS was $100,000 per share plus accumulated and unpaid dividends.

5. Notes Payable

As of December 31, 1998, the Fund had $262,500 of principal notes outstanding to investors. The notes are due on May 8, 2020 and bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 3.50%. As of December 31, 1998, the Fund was paying interest at 8.83% per annum.

6. Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.



                               Great Lakes Fund, Inc.

                                Financial Highlights

                                                Year ended December 31,
                                            1998     1997     1996   1995 (1)
For a share of common stock outstanding
     throughout the period:
 Net asset value, beginning of period     $24.81   $17.24   $13.77   $10.00
 Net investment income                      0.56     0.52     0.46     0.33
 Net realized and unrealized gains
   on investments                          10.65     9.01     4.91     3.77
Total from investment operations           11.21     9.53     5.37     4.10
Capital contribution                       12.92     0.21       -        -
Less distributions from net investment
   income:
   Common stock equivalent of dividends
     paid to AMPS holders                  (0.51)   (0.51)   (0.40)   (0.27)
   Dividends paid to common stockholder    (0.05)   (0.01)   (0.07)   (0.05)
Less distributions from net realized gains:
 Distribution to common stockholder        (0.10)      -     (0.10)   (0.01)
Less distributions from paid-in capital:
  Distribution of capital to common
     stockholder                              -     (1.65)   (1.33)      -
Total distributions                        (0.66)   (2.17)   (1.90)   (0.33)
Net asset value, end of period            $48.28   $24.81   $17.24   $13.77

Total investment return                    29.90%   34.13%   38.98%   40.90%(3)

Ratios/supplemental data:
    Net assets at end of period (000s)  $1810767 $1405652 $1046564  $866034
    Average net assets (000s)           $1584546 $1291147 $1282826  $854566
    Ratio of expenses to average net assets
       applicable to common stock (4)       0.15%    0.26%    0.40%    0.10%(3)
    Ratio of net investment income to average
       net assets applicable to common
       stock (4)                            1.34%    1.50%    1.34%    1.27%(3)

    Portfolio turnover                      1.03%    3.53%    2.23%    2.22%

    Asset coverage per AMPS share,
       end of period                           -  $295,927 $261,641 $247,438
    AMPS shares outstanding                    -     4,750    4,000    3,500
    Asset coverage for notes payable,
       end of period                      689816%   460115%  329108%  271484%
    Notes payable, end of period        $262,500  $305,500 $318,000 $319,000

 (1)For the period May 1, 1995 (commencement of operations) to December 31, 1995.
 (2)Total investment return for the period, not annualized.
 (3)Annualized.
 (4)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to AMPS holders. Ratios from 1996 and years prior have been restated to exclude the effect of dividend payments to AMPS holders.

See accompanying notes.

                                         GREAT LAKES FUND, INC.

                                        Portfolio of Investments

                                            December 31, 1998


    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        1.27%

                   BUILDING MATERIALS

      14,800  CHAMPION INTL CORP                              599,400.00
      16,800  GEORGIA PACIFIC CORP                            983,850.00

     228,000  HOME DEPOT                                   13,950,750.00
      10,600  LOUISIANA PAC CORP                              194,112.50
      60,400  MASCO CORP                                    1,736,500.00

       8,800  OWENS CORNING                                   311,850.00

                   PAINT AND FLAT GLASS

      36,500  PPG INDUS INC                                 2,126,125.00
      35,600  SHERWIN WILLIAMS CO                           1,045,750.00

                   INDUSTRIAL CHEMICALS

       2,100  GREAT LAKES CHEM CRP                             84,000.00
      43,200  ROHM & HAAS CO                                1,301,400.00


                   MISCELLANEOUS
       8,400  FLUOR CORP                                      357,525.00

       4,300  FOSTER WHEELER CORP                              56,706.25
       7,400  KAUFMAN & BROAD HOME CORP                       212,750.00


                   TOTAL BUILDING AND CONSTRUCTION        $22,960,718.75

   CHEMICALS AND DRUGS                             14.04%


                   CHEMICALS
      46,200  AIR PRODS & CHEMS INC                         1,848,000.00

      56,000  AMGEN INC                                     5,855,500.00
      46,800  BOSTON SCIENTIFIC CORP                        1,254,825.00
      42,700  DOW CHEMICAL CO                               3,883,031.25

     255,400  DUPONT DENEMOURS & CO                        13,552,162.50
      15,900  EASTMAN CHEMICAL CO                             711,525.00
      31,050  ENGLEHARD CORP                                  605,475.00

       7,500  FMC CORP-NEW                                    420,000.00
      13,500  HERCULES INC                                    369,562.50
     116,600  MONSANTO CO                                   5,538,500.00

      31,100  MORTON INTERNATIONAL INC                        761,950.00
      13,100  NALCO CHEM CO                                   406,100.00
      28,700  PRAXIAIR INC                                  1,011,675.00

      23,400  SIGMA-ALDRICH CORP                              687,375.00
      28,000  UNION CARBIDE CORP                            1,190,000.00
      15,200  WR GRACE & CO NEW                               238,450.00


                   DRUGS
     341,800  ABBOT LABS                                   16,748,200.00

      12,100  ALZA CORP CL A                                  632,225.00
     272,400  AMERICAN HOME PRODUCTS                       15,339,525.00
     202,000  BRISTOL MYERS SQUIBB CO                      27,030,125.00

      17,250  DOLLAR GENERAL CORP                             407,531.25

     282,200  JOHNSON & JOHNSON                            23,669,525.00
     226,600  LILLY ELI & CO                               20,139,075.00

     230,200  MERCK & CO., INC                             33,997,662.50
     247,800  PFIZER INC                                   31,083,412.50
      45,820  PHARMACIA & UPJOHN INC                        2,594,557.50

     324,800  SCHERING PLOUGH                              17,945,200.00
     101,600  WALGREEN CO                                   5,949,950.00

                   COSMETICS

      11,600  ALBERTO CULVER CO CL B                          309,575.00
      54,400  AVON PRODUCTS INC                             2,407,200.00

      14,400  INTL FLAVORS & FRAGRANCES                       636,300.00

                   HEALTH PRODUCTS/CARE

       9,700  ALLERGAN INC                                    628,075.00
       5,900  BARD CR INC                                     292,050.00
       8,900  BAUSCH & LOMB                                   534,000.00

      57,300  BAXTER INTL INC.                              3,685,106.25
      51,200  BECTON DICKINSON & CO                         2,185,600.00
     170,300  COLUMBIA/HCA HEALTHCARE                       4,214,925.00

      27,600  GUIDANT CORP                                  3,042,900.00
      10,900  HCR MANOR CARE                                  320,187.50
      46,800  TENET HEALTHCARE CORP                         1,228,500.00

      16,600  UTD HEALTHCARE CORP                             714,837.50

                         TOTAL CHEMICALS AND DRUGS       $254,070,376.25


   CONSUMER PRODUCTS                               11.50%

                   CONFECTIONS AND BEVERAGES

      90,000  ANHEUSER-BUSCH COS                            5,906,250.00
      12,800  BROWN FORMAN INC CL B                           968,800.00

     480,200  COCA COLA CO                                 32,113,375.00
      31,800  NEWELL CO.                                    1,311,750.00
     330,500  PEPSICO INC                                  13,529,843.75


                   CONTAINERS
      19,600  AVERY DENNISON CORP                             883,225.00

       3,300  BALL CORP                                       150,975.00
       9,500  CROWN CORK & SEAL INC                           292,718.75
       8,147  SEALED AIR CORP                                 416,006.19

       8,900  TEMPLE INLAND INC                               527,881.25

                   PACKAGED FOOD

     124,297  ARCHER DANIELS MIDLAND CO                     2,136,354.69
      61,200  BESTFOODS                                     3,258,900.00
      98,000  CAMPBELL SOUP CO                              5,390,000.00

     103,600  CONAGRA                                       3,263,400.00
       7,300  COORS ADOLPH CO CL B                            411,993.75
      30,100  GENERAL MILLS INC                             2,340,275.00

      79,000  HEINZ H J CO                                  4,473,375.00
      33,600  HERSHEY FOODS CORP                            2,089,500.00
      91,600  KELLOGG CO                                    3,125,850.00

      42,900  PIONEER HI BRED INTL INC                      1,158,300.00
      28,800  QUAKER OATS CO                                1,713,600.00
      55,500  RALSTON-PURINA GROUP                          1,796,812.50

     198,400  SARA LEE CORP                                 5,592,400.00
      76,200  SYSCO CORP                                    2,090,737.50
      26,400  WRIGLEY WM JR CO                              2,364,450.00



                   PAPER

      11,400  AMERICAN GREETINGS CL A                         468,112.50
       8,200  BEMIS CO                                        311,087.50
       3,800  BOISE CASCADE CORP                              117,800.00

      17,900  FORT JAMES CORPORATION                          716,000.00
      61,812  INTERNATIONAL PAPER CO                        2,769,950.25
     119,479  KIMBERLY CLARK CORP                           6,511,605.50

      20,000  MEAD CORP                                       586,250.00
       5,600  POTLATCH CORP                                   206,500.00
       7,200  UNION CAMP CORP                                 486,000.00

      37,000  WEYERHAEUSER CO                               1,880,062.50
         400  WILLIAMETTE INDUSTRIAL                           13,400.00

                   PRINTING AND PUBLISHING

       5,800  JOSTENS INC                                     151,887.50
      15,900  KNIGHT-RIDDER INC                               812,887.50

      19,800  MCGRAW-HILL COMPANIES INC                     2,017,125.00
      11,000  MEREDITH CORP                                   416,625.00
      38,000  NEW YORK TIMES CO CL A                        1,318,125.00

     169,200  TIME WARNER INC                              10,500,975.00
      17,900  TIMES MIRROR CO CL A NEW                      1,002,400.00
      26,800  TRIBUNE CO                                    1,768,800.00

      19,150  WESTVACO CORP                                   513,459.38

                   RECREATIONAL EQUIPMENT

      20,300  BRUNSWICK CORP                                  502,425.00
       3,600  HARRAH'S ENTERTAINMENT                           56,475.00
      21,300  HASBRO INC                                      769,462.50

      50,425  MATTEL INC                                    1,150,320.31

                   SOAPS

      18,000  CLOROX CO                                     2,102,625.00

                   OTHER CONSUMER PRODUCTS

      63,000  COLGATE PALMOLIVE CO                          5,851,125.00
      31,300  FORTUNE BRANDS INC                              989,862.50
     192,600  GILLETTE CO                                   9,304,987.50

     279,200  PROCTER & GAMBLE CO                          25,494,450.00
       9,300  RUBBERMAID INC                                  292,368.75
       3,100  SPRINGS INDUS INC                               128,456.25

       5,300  TUPPERWARE CORPORATION                           87,118.75
      22,700  UST INC                                         791,662.50

                   PHOTOGRAPHY

      73,200  EASTMAN KODAK CO                              5,270,400.00
       7,800  POLAROID CORP                                   145,762.50


                   HOUSEHOLD FURN/APPLIANCES
       6,700  ARMSTRONG WORLD IND                             404,093.75

      21,200  MAYTAG CO                                     1,319,700.00

                   RETAIL

       2,400  FEDERATED DEPT STORES NEW                       104,550.00
       3,000  KOHLS CORP                                      184,312.50
      50,400  TJX COS INC (NEW)                             1,461,600.00


                   APPAREL
      27,500  FRUIT OF THE LOOM CL A                          379,843.75

      47,225  LIMITED INC                                   1,375,428.13


      10,900  LIZ CLAIBORNE INC                               344,031.25
      56,400  NIKE INC CL B                                 2,287,725.00

      20,600  V F CORP                                        965,625.00
      19,000  VENATOR GROUP INC                               122,312.50

                   BROADCASTING

     439,326  DISNEY WALT CO                               13,179,780.00
      15,400  KING WORLD INC                                  453,337.50


                   MISCELLANEOUS
      48,500  CARNIVAL CORP                                 2,328,000.00

      13,900  PALL CORP                                       351,843.75

                           TOTAL CONSUMER PRODUCTS       $208,075,510.70


   DURABLE GOODS                                   29.32%

                   AEROSPACE-AIRCRAFT

     204,618  BOEING CO                                     6,675,662.25
      23,000  GENERAL DYNAMICS CORP                         1,348,375.00

      34,500  LOCKHEED MARTIN CORP                          2,923,875.00
      11,400  NORTHROP GRUMMAN CORP                           833,625.00
      37,000  TEXTRON INC                                   2,809,687.50

      51,600  UNITED TECHNOLOGIES CORP                      5,611,500.00

                   AGRICULTURAL MACHINERY

      81,000  CATERPILLAR INC                               3,726,000.00
      49,800  DEERE & CO                                    1,649,625.00

                   AUTOMOBILE AND PARTS

      36,000  AUTOZONE INC                                  1,185,750.00
       3,000  COOPER TIRE & RUBBER                             61,312.50

       7,200  CUMMINS ENGINE INC                              255,600.00
      94,896  DAIMLERCHRYSLER AG                            9,115,947.00
      28,556  DANA CORP                                     1,167,226.50

      15,600  EATON CORP                                    1,102,725.00
     203,500  FORD MTR CO                                  11,942,906.25
     140,600  GENERAL MTRS CORP                            10,061,687.50

      32,550  GENUINE PARTS CO                              1,088,390.63
      16,400  NAVISTAR INTL CORP (NEW)                        467,400.00
      29,500  TENNECO INC (NEW)                             1,004,843.75

      28,000  TRW INC                                       1,573,250.00

                   ELECTRICAL

      50,104  AMP INC                                       2,608,539.50
      96,000  EMERSON ELEC CO                               5,808,000.00
      24,200  HONEYWELL INC                                 1,822,562.50

      13,000  RAYCHEM CORP                                    420,062.50

                   ELECTRONICS

      16,300  ADVANCED MICRO-DEVICES                          471,681.25
      79,800  APPLIED MATLS INC                             3,406,462.50
     367,200  CISCO SYS INC                                34,080,750.00

       7,000  E G & G INC                                     194,687.50
     646,000  GENERAL ELECTRIC CO                          65,932,375.00
       7,800  GENERAL INSTRUMENT CORP                         264,712.50

     230,200  HEWLETT PACKARD CO                           15,725,537.50
     428,200  INTEL CORP                                   50,768,462.50
      30,000  MICRON TECH                                   1,516,875.00

      36,300  NATIONAL SEMICONDUCTOR                          490,050.00

       9,800  NATIONAL SVC INDS                               372,400.00
     169,475  ORACLE CORPORATION                            7,308,609.38

       9,200  PERKIN ELMER CORP                               897,575.00
      53,100  RAYTHEON CO CL B                              2,827,575.00
       8,600  SEAGATE TECHNOLOGY INC                          260,150.00

      13,800  TEKTRONIX INC                                   414,862.50
      93,800  TEXAS INSTRUMENTS                             8,025,762.50
       7,700  THOMAS & BETTS CORP                             333,506.25


                   INDUSTRIAL MACHINERY
       7,000  AEROQUIP-VICKERS INC                            209,562.50

       5,400  BRIGGS & STRATTON CORP                          269,325.00
         700  CASE CORPORATION                                 15,268.75
      19,100  COOPER INDUS INC                                910,831.25

      43,200  DOVER CORP                                    1,582,200.00
       4,100  HARNISCHFEGER INDUS INC                          41,768.75
      35,100  INGERSOLL RAND CO                             1,647,506.25

       6,800  MILACRON                                        130,900.00
       1,700  NACCO INDUS INC CL A                            156,400.00
      47,000  ROCKWELL INTL CORP W/I                        2,282,437.50


                   OFFICE EQUIPMENT AND SUPPLIES
      17,700  DELUXE CORP                                     647,156.25

      19,200  IKON OFFICE SOLUTIONS                           164,400.00
      66,800  PITNEY BOWES INC                              4,412,975.00
      68,500  XEROX CORP.                                   8,083,000.00


                   RUBBER
      10,900  GOODRICH B F CO                                 391,037.50

      30,200  GOODYEAR TIRE & RUBBER                        1,523,212.50

                   OTHER DURABLE GOODS

      36,000  CORNING INCORPORATED                          1,620,000.00
      16,200  CRANE CO                                        489,037.50
      50,200  ILLINOIS TOOL WORKS                           2,911,600.00

       8,600  MILLIPORE CORP                                  244,562.50
      81,400  MINNESOTA MNG & MFR                           5,789,575.00
      20,200  STANLEY WORKS                                   560,550.00


                   COMPUTERS AND SOFTWARE
      17,500  APPLE COMPUTER INC                              716,406.25

      60,700  CABLETRON SYSTEMS INC                           508,362.50
       5,700  CERIDIAN CORP                                   397,931.25
     342,547  COMPAQ COMPUTER CORP                         14,365,564.81

     116,812  COMPUTER ASSOC INTL INC                       4,979,111.50
       8,600  DATA GENL CORP                                  141,362.50
     187,200  DELL COMPUTER CORP                           13,700,700.00

      13,000  ELECTRONIC DATA SYSTEMS                         653,250.00
     274,600  IBM CORP                                     50,732,350.00
      27,500  IMS HEALTH INC                                2,074,531.25

     566,000  MICROSOFT CORP                               78,497,125.00
      56,300  NOVELL INC                                    1,020,437.50
      28,100  SILICON GRAPHICS                                361,787.50

      87,600  SUN MICROSYSTEMS                              7,500,750.00
      37,700  UNISYS CORP                                   1,298,293.75

                   HOUSEHOLD FURN/APPLIANCES

      13,100  WHIRLPOOL CORP                                  725,412.50

                   TELECOMMUNICATIONS


      86,900  AIRTOUCH COMMUNICATIONS                       6,267,662.50
      21,725  ANDREW CORP                                     358,462.50

      40,000  ASCEND COMMUNICATIONS                         2,630,000.00
     220,744  LUCENT TECHNOLOGIES INC                      24,281,840.00
     130,500  MEDIAONE GROUP INC (NEW)                      6,133,500.00

      38,400  SPRINT CORP PCS GROUP                           888,000.00

                   MISCELLANEOUS

     112,600  ALLIED-SIGNAL INC                             4,989,587.50
      17,300  BLACK & DECKER CORP                             969,881.25
      26,300  ITT INDUSTRIES INC                            1,045,425.00

      17,800  JOHNSON CTLS INC                              1,050,200.00
      27,450  PARKER HANNIFIN CORP                            898,987.50
      10,600  SNAP ON TOOLS CORP                              369,012.50

      13,000  THERMO ELECTRON CORP                            220,187.50

                               TOTAL DURABLE GOODS       $530,416,016.57


   FINANCIAL                                       14.88%

                   BANKS

     142,600  BANK NEW YORK INC                             5,739,650.00
      68,800  BANKBOSTON CORPORATION                        2,678,900.00

      18,100  BANKERS TR NY CORP                            1,546,418.75
     193,440  CHASE MANHATTAN CORP NEW                     13,166,010.00
       6,750  FIFTH THIRD BANCORP COM                         481,359.38

     173,303  FIRST UNION CORP                             10,538,988.69
     110,720  FLEET FINANCIAL GROUP INC                     4,947,800.00
      84,200  KEYCORP NEW                                   2,694,400.00

     154,405  MBNA CORP                                     3,850,474.69
      44,600  MELLON BANK CORP                              3,066,250.00
      24,100  MERCANTILE BANCORP INC                        1,111,612.50

      38,500  MORGAN J P & CO                               4,044,906.25
      37,100  NATIONAL CITY CORP                            2,689,750.00
      53,000  PNC FINANCIAL                                 2,868,625.00

      47,600  REPUBLIC NEW YORK CORP                        2,168,775.00
      24,209  SUMMIT BANCORP                                1,057,630.69
      41,500  SUNTRUST BANKS INC                            3,174,750.00

      46,572  U.S. BANCORP                                  1,653,306.00
      37,700  WACHOVIA CORP                                 3,296,393.75
     331,930  WELLS FARGO COMPANY NEW                      13,256,454.38


                   FINANCE COMPANIES
     105,100  AMERICAN EXPRESS CO                          10,746,475.00

     106,668  ASSOCIATES 1ST CAPITAL A                      4,520,056.50
      10,000  CAP ONE FINL CORP                             1,150,000.00
     157,600  FED HOME LN MTG CORP                         10,155,350.00

      94,012  HOUSEHOLD INTL CORP                           3,725,225.50
           0  WADDELL & REED FIN CL A                               8.53
           1  WADDELL & REED FIN CL B                              13.02


                   HOLDING COMPANY
     206,842  BANK ONE CORP                                10,561,869.63

     335,707  BANKAMERICA CORP NEW                         20,184,383.38
     481,031  CITIGROUP INC                                23,811,009.75
       4,100  EASTERN ENTERPRISES                             179,375.00

      71,025  MS, DW, DISCOVER & CO                         5,042,775.00

                   FIRE AND CASUALTY INSURANCE

      37,200  CHUBB CORP                                    2,413,350.00

      29,900  SAFECO CORP                                   1,283,831.25

                   INSURANCE

      23,660  AETNA INC                                     1,860,267.50
     207,338  ALLSTATE CORPORATION                          8,008,430.25

     207,112  AMERICAN INTL GROUP                          20,012,197.00
       1,350  AON CORP                                         74,756.25
      45,600  CIGNA CORP                                    3,525,450.00

      30,600  CINCINNATI FINANCIAL CORP                     1,120,725.00
      25,641  CONSECO INC                                     783,653.06
      52,600  HARTFORD FINANCIAL SVCS                       2,886,425.00

      47,300  LOEWS CORP                                    4,647,225.00
      40,200  MARSH & MCLENNAN CO.                          2,349,187.50
      14,000  MBIA INC                                        917,875.00

       8,300  MGIC INVT CROP                                  330,443.75
      49,124  ST PAUL COS INC                               1,707,059.00
      24,400  TORCHMARK CORP                                  861,625.00

      14,900  TRANSAMERICA CORP                             1,720,950.00
      29,400  UNUM CORP.                                    1,716,225.00

                   LIFE INSURANCE

      46,139  AMERICAN GENERAL CORP                         3,598,842.00
      18,825  JEFFERSON PILOT CORP                          1,411,875.00

      17,200  LINCOLN NATL CORP IND                         1,407,175.00
      25,050  PROVIDIAN FINL CORP W/I                       1,878,750.00

                   REAL ESTATE

     232,800  FEDERAL NATL MTGE ASSN                       17,227,200.00

                   SAVINGS & LOANS

      14,100  GOLDEN WEST FINL CORP                         1,292,793.75
      18,600  SLM HOLDING                                     892,800.00


                   BROKERAGE
      20,000  BEAR STEARNS COS INC                            747,500.00

      31,700  FRANKLIN RESOURCES                            1,014,400.00
      76,400  MERRILL LYNCH & CO                            5,099,700.00

                   MISCELLANEOUS

      27,100  DUN & BRADSTREET CORP NEW                       855,343.75
      91,485  WASHINGTON MUTUAL                             3,493,583.44


                                   TOTAL FINANCIAL       $269,248,634.89


   METALS AND MINING                                0.33%

                   ALUMINUM

      36,000  ALUMINUM CO AMER                              2,684,250.00
      11,700  REYNOLDS METALS CO                              616,443.75

                   MINING

       9,100  HOMESTAKE MNG CO                                 83,606.25

                   STEEL

      30,255  ALLEGHENY TELEDYNE                              618,336.56
       9,000  BETHLEHEM STEEL CORP                             75,375.00

       5,400  NUCOR CORP                                      233,550.00
      14,800  TIMKEN CO                                       279,350.00
       9,100  USX-US STEEL GROUP                              209,300.00

      12,400  WORTHINGTON INDS INC                            155,000.00


                   OTHER METALS

       4,900  ASARCO INC                                       73,806.25
      16,137  NEWMONT MNG CORP                                291,474.56
      11,100  PHELPS DODGE CORP                               564,712.50


                   MINERALS
      11,300  CYPRUS AMAX MINERALS CO                         113,000.00


                           TOTAL METALS AND MINING         $5,998,204.87


   COLLECTIBLES & PRECIOUS MATERIALS                0.00%

                   GOLD-DIAMOND-GEMS

       4,100  FREEPORT-MCMORAN COPPER-B                        42,793.75

           TOTAL COLLECTIBLES & PRECIOUS MATERIALS            $42,793.75


   OIL-ENERGY                                       5.83%

                   OIL & GAS PRODUCERS

      18,500  AMERADA HESS CORP                               920,375.00
     203,000  AMOCO CORP                                   11,977,000.00

      43,600  COASTAL CORP                                  1,523,275.00
      11,000  HELMERICH & PAYNE INC.                          213,125.00
      67,600  OCCIDENTAL PETROLEUM                          1,140,750.00

      18,800  ROWAN COS INC                                   188,000.00
      13,500  SUNOCO INC                                      486,843.75
      30,192  UNION PACIFIC RESOURCES                         273,615.00

      70,000  USX-MARTHON GROUP COM NEW                     2,108,750.00

                   NATURAL RESOURCES

      10,400  KERR MCGEE CORP                                 397,800.00
       6,600  ONEOK INC                                       238,425.00
      75,900  WILLIAMS COS INC-DEL                          2,367,131.25


                   OIL EQUIPMENT, WELLS & SVCS
      13,200  ASHLAND, INC                                    638,550.00

      59,700  BAKER HUGHES INC                              1,055,943.75
      84,100  HALLIBURTON CO                                2,491,462.50

                   OIL - DOMESTIC

      31,207  BURLINGTON RESOURCES INC                      1,117,600.69
      47,800  PHILLIPS PETE CO                              2,037,475.00

      45,800  UNOCAL CORP                                   1,336,787.50

                   OIL - INTERNATIONAL

      72,400  ATLANTIC RICHFIELD CO                         4,724,100.00
     141,200  CHEVRON CORP                                 11,710,775.00
     511,200  EXXON CORP.                                  37,381,500.00

     161,200  MOBIL CORP                                   14,044,550.00
      26,000  ORYX ENERGY COMPANY                             349,375.00
     106,800  TEXACO INC                                    5,647,050.00


                   MISCELLANEOUS
      35,200  FIRSTENERGY CORP                              1,146,200.00


                                  TOTAL OIL-ENERGY       $105,516,459.44




   RETAIL                                           4.61%

                   DEPARTMENT STORES

      44,200  CVS CORP                                      2,431,000.00
      64,800  DAYTON HUDSON CORP                            3,515,400.00

      18,700  DILLARDS INCORPORATED                           530,612.50
      12,700  HARCOURT GENERAL INC                            675,481.25
      61,000  K MART                                          934,062.50

      47,000  MAY DEPT STORES CO                            2,837,625.00
      36,700  PENNEY JC INC                                 1,720,312.50
     100,000  SAFEWAY INC                                   6,093,750.00

      75,600  SEARS ROEBUCK & CO                            3,213,000.00
     358,900  WAL MART STORES INC                          29,227,918.75
      34,400  WINN-DIXIE STORES INC                         1,543,700.00


                   GROCERY
      52,100  ALBERTSON'S INC                               3,318,118.75

      66,800  AMERICAN STORES CO                            2,467,425.00
       8,800  GREAT ATLANTIC & PAC TEA                        260,700.00
      37,200  KROGER CO                                     2,250,600.00

      23,200  SUPERVALUE INC                                  649,600.00

                   OTHER RETAIL

      17,900  CIRCUIT CITY STORES                             893,881.25
      45,600  COSTCO COMPANIES INC                          3,291,750.00
       7,800  LONGS DRUG STORES CORP                          292,500.00

      40,400  LOWES COS INC                                 2,067,975.00
       1,500  PEP BOYS-MAN, MO, JACK                           23,531.25
      36,000  RITE AID CORP                                 1,784,250.00

      14,200  TANDY CORP                                      584,862.50
      56,500  TOYS R US                                       953,437.50

                   SPORTING GOODS

       9,800  REEBOK INTL LTD                                 145,775.00
       6,700  RUSSELL CORP                                    136,093.75


                   APPAREL
      94,950  GAP INC                                       5,340,937.50

      27,600  NORDSTROM INC                                   957,375.00

                   MISCELLANEOUS

      69,014  TYCO INTERNATIONAL LTD                        5,206,243.63

                                      TOTAL RETAIL        $83,347,918.63


   UTILITIES                                        9.41%

                   ELECTRIC

      15,400  AMEREN CORP                                     657,387.50
      37,900  AMERICAN ELEC PWR INC                         1,783,668.75

      27,400  BALTIMORE GAS & ELEC                            845,975.00
      21,500  CAROLINA PWR & LT CO                          1,011,843.75
      23,700  CENTRAL & SOUTH WEST CORP                       650,268.75

      22,600  CINERGY CORP                                    776,875.00
      42,400  CONSOLIDATED EDISON INC                       2,241,900.00
      32,300  DOMINION RES INC-VA                           1,510,025.00

      28,200  DTE ENERGY COMPANY                            1,209,075.00
      74,325  DUKE POWER CO                                 4,761,445.31
      95,400  EDISON INTERNATIONAL                          2,659,275.00

      39,900  ENTERGY CORP NEW                              1,241,887.50

      35,600  FPL GROUP INC                                 2,193,850.00
      20,700  GPU INC                                         914,681.25

      54,650  HOUSTON INDS INC                              1,755,631.25
      21,900  NIAGARA MOHAWK PWR                              353,137.50
      27,200  NORTHERN STS PWR CO                             754,800.00

      53,600  PACIFICORP                                    1,128,950.00
      25,700  PECO ENERGY                                   1,069,762.50
      29,100  PG&E CORP                                       916,650.00

      19,000  PUBLIC SVC ENTERPRISE GRP                       760,000.00
     372,162  SBC COMMUNICATIONS INC                       19,957,187.25
     137,700  SOUTHERN CO                                   4,001,906.25

      44,100  UNICOM CORP                                   1,700,606.25

                   GAS

      17,850  COLUMBIA GAS SYS INC                          1,030,837.50
      14,400  CONSOLIDATED NATL GAS                           777,600.00
      49,500  ENRON CORP                                    2,824,593.75

      10,600  NICOR INC                                       447,850.00
       8,300  PEOPLES ENERGY CORP                             330,962.50
      16,600  SONAT INC                                       449,237.50

      47,590  TEXAS UTILITIES CO                            2,221,858.13

                   TELEPHONE

     285,400  A T & T                                      21,476,350.00
      38,700  ALLTEL CORP                                   2,314,743.75
     332,272  BELL ATLANTIC CORP                           17,610,416.00

     387,600  BELLSOUTH CORP                               19,331,550.00
      13,000  FRONTIER CORP                                   442,000.00
     178,100  GTE CORP                                     11,576,500.00

     253,733  MCI WORLDCOM INC                             18,205,342.75
      76,800  SPRINT CORP                                   6,460,800.00
     106,663  US WEST INC (NEW)                             6,893,096.38


                   WASTE DESPOSAL
      20,800  BROWNING FERRIS IND                             591,500.00

      38,535  WASTE MANAGEMENT INC                          1,796,694.38

                   MISCELLANEOUS

      22,557  SEMPRA ENERGY                                   572,383.88

                                   TOTAL UTILITIES       $170,211,105.33


   MISCELLANEOUS                                    8.50%

                   BROADCAST/COMMUNICATIONS

     101,300  CBS CORP                                      3,317,575.00
      53,250  COMCAST CORP CL A SPL                         3,125,109.38

      64,600  GANNETT CO., INC                              4,166,700.00
      64,400  MOTOROLA INC                                  3,932,425.00
     112,300  TELE COMM. INC CL A                           6,211,593.75

      71,800  TELLABS INC                                   4,922,787.50
      41,400  VIACOM INC CL B NON VTG                       3,063,600.00

                   BUSINESS SERVICES

         200  AUTODESK INC                                      8,537.50
      57,500  AUTOMATIC DATA PROC                           4,610,781.25

       9,400  BLOCK H&R INC                                   423,000.00
     149,827  CENDANT CORP                                  2,856,077.19
      44,000  COMPUTER SCIENCES CORP                        2,835,250.00

      16,300  DONNELLEY RR & SONS                             714,143.75

      14,600  DOW JONES & CO                                  702,625.00
      25,400  E M C CORP                                    2,159,000.00

      25,400  ECOLAB INC                                      919,162.50
      83,000  FIRST DATA CORP                               2,630,062.50
      17,600  GRAINGER W W INC                                732,600.00

      25,350  INTERPUBLIC GROUP COS                         2,021,662.50
      30,000  OMNICOM GROUP INC                             1,740,000.00
       7,500  SCIENTIFIC-ATLANTA                              171,093.75

      43,500  SERVICE CORP INTL                             1,655,718.75
       1,000  THREE COM CORP                                   44,812.50

                   FOOD SERVICE

      37,000  DARDEN RESTAURANTS INC                          666,000.00
     149,100  MCDONALDS CORP                               11,424,787.50

     486,600  PHILLIP MORRIS CO INC                        26,033,100.00
      33,050  TRICON GLOBAL RESTAURANTS                     1,656,631.25
      19,800  WENDYS INTL INC                                 431,887.50


                   HOTEL & MOTEL
      49,700  HILTON HOTELS CORP                              950,512.50

      47,000  MARRIOTT INTL CL A                            1,363,000.00

                   HOUSING

       7,800  PULTE CORP                                      216,937.50

                   MED SERV & SUPPLIES

      23,600  BIOMET INC                                      949,900.00
      42,400  HEALTHSOUTH CORPORATION                         654,550.00
       1,300  HUMANA INC                                       23,156.25

     110,800  MEDTRONIC INC                                 8,226,900.00
       4,900  SHARED MEDICAL SYS CORP                         244,387.50
      12,900  ST. JUDE MED INC.                               357,168.75


                   REAL ESTATE
       9,000  CENTEX CORP                                     405,562.50


                   TRANSPORTATION
      44,000  AMR CORP                                      2,612,500.00

      94,809  BURLINGTON NRTHN SANTA FE                     3,199,803.75
      48,800  CSX CORP                                      2,025,200.00
      20,800  DELTA AIR LINES INC                           1,081,600.00

      27,700  FDX CORP                                      2,465,300.00
       8,100  FLEETWOOD ENTERPRISES                           281,475.00
      70,500  NORFOLK SOUTHERN CORP                         2,233,968.75

      16,600  PACCAR INC                                      682,675.00
      14,200  RYDER SYSTEMS INC                               369,200.00
      72,225  SOUTHWEST AIRLINES CO                         1,620,548.44

      12,800  U S AIR GROUP                                   665,600.00
      45,400  UNION PACIFIC CORP                            2,045,837.50

                   MISCELLANEOUS

      15,200  MALLINCKRODT (NEW)                              468,350.00
     159,300  WARNER-LAMBERT                               11,977,368.75


                   TELECOMMUNICATIONS
     235,200  AMERITECH CORP NEW                           14,905,800.00

      13,600  HARRIS CORP-DEL                                 498,100.00

                               TOTAL MISCELLANEOUS       $153,702,126.26



                                        TOTAL COMMON STOCK    $1,803,589,865.44

OTHER

                                                    0.31%


                   CASH EQUIVALENTS
   5,558,287  AIM SHORT TERM INV SER 2                      5,558,287.18


                                            TOTAL          $5,558,287.18


                                               TOTAL OTHER        $5,558,287.18


            TOTAL INVESTMENTS -                100.00%        $1,809,148,152.62
            (cost $769,551,828)


            See accompanying notes